EXHIBIT 12.1

Center Financial Corp.

Computation of Earnings to Fixed Charges and Preferred Stock Dividends

	For the Year ended December 31,
	2010	2009	2008	2007	2006
	(Dollars in thousands)
Income (loss) before tax provision (benefit)	$23,999	$(48,336)	$(1,427)	$35,589	$42,643

Interest expense excluding deposits	7,281	7,649	10,481	12,791	5,916
Interest expense including deposits	27,893	42,584	56,607	66,986	53,319
Preferred stock dividends and discount accretion	2,988	2,954	155	—	—

Fixed Charges and Preferred Stock Dividends and Accretion, excluding interest on deposits	10,269	10,603	10,636	12,791	5,916
Fixed Charges and Preferred Stock Dividends and Accretion, including interest on deposits	30,881	45,538	56,762	66,986	53,319

Total earnings excluding interest on deposits	34,268	(37,733)	10,654	48,380	48,559
Total earnings including interest on deposits	54,880	(2,798)	56,780	102,575	95,962

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends and Accretion
Excluding interest on deposits	3.34	(3.56)	1.00	3.78	8.21
Including interest on deposits	1.78	(0.06)	1.00	1.53	1.80